UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of Article 157, Paragraph 4, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”), as amended, and CVM Resolution No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that its Board of Directors approved, at a meeting held on this date, (i) a proposal, to be deliberated by its shareholders in an extraordinary shareholders’ meeting, for an operation to reduce the Company’s capital stock in the amount of R$4.0 billion, without the cancellation of shares and through the reimbursement of funds to shareholders in local currency, to be paid in a single installment until July 31, 2026, in a date yet to be decided by the Company’s Management; as well as (ii) the call notice for the extraordinary shareholder’s meeting to deliberate on said capital reduction proposal and the consequent amendment of the Company’s Bylaws, whose notice of meeting and other relevant documents will be disclosed in due course.

This capital stock reduction operation aims to further improve the Company’s capital structure, allowing for further flexibility in allocating its capital, generating a balance between its needs for resources and value creation for its shareholders. If approved at the extraordinary shareholders’ meeting, the implementation of the proposed capital reduction will be subjected to a 60 (sixty) day period beginning on the publication date of the respective minutes, as provided for in Article 174 of Law No. 6,404/76.

São Paulo, December 9, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 9, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director